                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 2)



                               LYNCH CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  551137 10 2
        _______________________________________________________________
                                (CUSIP Number)

                   BARBARA RITZENTHALER, 7A W. JACKSON AVE.,
                      NAPERVILLE, IL 60540; (630) 357-4222
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    12/31/96
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D
-------------------------                                 ---------------------
  CUSIP NO. 551137  10  2                                   PAGE 2 OF 5 PAGES
-------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BARBARA RITZENTHALER (SS # 343 24 2513 )
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          87,548
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             ---
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          87,548
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      87,548
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.29%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 55137 10 2       SCHEDULE 13D                     PAGE 3 OF 5 PAGES

     This Amendment No. 2 amends the Schedule 13D (Amendment No. 1) filed by Barbara Ritzenthaler on or about May 29, 1996 to report the subsequent sale in brokers' transactions of 13,800 shares of Common Stock, no par value, of Lynch Corporation, previously reported as being beneficially owned by her, and to report the transfer of 1,000 shares to a private foundation.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D, as amended, relates to shares of Common Stock, no par value ("Lynch Common Stock"), of Lynch Corporation ("Lynch"). The principal executive offices of Lynch are located at 8 Sound Shore Drive, Suite 290, Greenwich, CT 06830

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Barbara Ritzenthaler

(b)  Business Address:  7A West Jackson Avenue
                        Naperville, IL  60540

(c)  Present Principal Occupation:  Private Investor

(d)  Convictions:

          During the last five years, Barbara Ritzenthaler has not been convicted in a criminal proceeding.

(e)  Legal Proceedings:

          During the last five years, Barbara Ritzenthaler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          Bruce Ritzenthaler purchased Lynch Common Stock and Convertible Debentures of the Company for cash as previously reported on Schedule 13D and subsequent amendments thereto filed by him on and after August 1, 1990. By order entered November 9,

CUSIP NO. 55137 10 2       SCHEDULE 13D                     PAGE 4 OF 5 PAGES

1995 in the Circuit Court of the 18th Judicial Circuit, DuPage County, Illinois, Barbara Ritzenthaler, wife of Bruce Ritzenthaler, was appointed his Guardian. Bruce Ritzenthaler died intestate on April 4, 1996. Barbara Ritzenthaler is the administrator of his estate.

     Depending on market conditions and other factors that Barbara Ritzenthaler deems material she may, on behalf of the Estate of Bruce Ritzenthaler or for herself, purchase additional shares of Lynch Common Stock in the open market or in private transactions or may dispose of all or a portion of such Lynch Common Stock that she or the Estate of Bruce Ritzenthaler now owns or hereafter may acquire.

     Except as set forth in this Item 4, Barbara Ritzenthaler has no present plans or proposals that relate to or that would result in any of the actions specified in the clauses set forth under Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Lynch Common Stock which Barbara Ritzenthaler owns beneficially pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is 87,548, constituting approximately 6.29% of the 1,390,679 shares of Lynch Common Stock reported by Lynch as being outstanding as of January 2, 1997.

(b) Barbara Ritzenthaler has sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of Lynch Common Stock beneficially owned by her or the Estate of Bruce Ritzenthaler.

(c) From May 30, 1996 through October 31, 1996 Barbara Ritzenthaler sold 12,900 shares of Lynch Common Stock in brokers' transactions on the American Stock Exchange at prices ranging from $91.75 to $67.50 per share. Barbara Ritzenthaler has sold shares of Lynch Common Stock in brokers' transactions on the American Stock Exchange since November 1, 1996 as follows:

         Date                 No. of      Price
                              Shares      Net ($)
         -------------------------------------------------
         November 13, 1996    100         69.53
         December 3, 1996     100         65.53
         December 5, 1996     100         64.40
         December 6, 1996     600         68.42

CUSIP NO. 55137 10 2       SCHEDULE 13D                     PAGE 5 OF 5 PAGES

In addition, on December 31, 1996, Barbara Ritzenthaler transferred ownership of 1,000 shares of Lynch Common Stock to a private foundation. Barbara Ritzenthaler retains sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         Dated:  January 8, 1997


                         Barbara Ritzenthaler
                         --------------------
                         Barbara Ritzenthaler